January 20, 2009

Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Roomlinx, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Forms 10-Q for the Quarters Ended March 31, June 30, and
September 30, 2008
File No. 0-26213

Dear Mr. Gordon,

In response to your letter dated January 8, 2009, we are submitting the following information to assist you in your review of our documentation.

Form 10-KSB for the Period Ended December 31, 2007

Note 9. Stockholders’ (Deficit), page 43

1.	The notes to the financial statements will be revised to include the following disclosures: (additional disclosures shown in bold italics)

9.     Stockholders' (Deficit)

Preferred Stock:    The Company has authorized 5,000,000 preferred shares with a $0.20 par value.  There are two designations of the class of preferred shares: Class A and Series B Preferred Stock.  The Class A preferred stock is entitled to receive cumulative annual dividends at the rate of 9%, payable in either cash or additional shares of Class A Preferred Stock, at the option of the Company.  The Series B Preferred Stock is not entitled to any dividends.  As of December 31, 2007, there were 720,000 shares of Class A Preferred stock and no shares of Series B Preferred Stock issued and outstanding.  Dividends accrued and unpaid as of December 31, 2007 were $120,360.

Common Stock:    The Company has authorized 245,000,000 shares of $0.001 par value common stock.  As of December 31, 2007, there were 149,068,107 shares of common stock issued and outstanding.

On August 6, 2007 the Company issued 7,500,000 shares of its common stock, with restrictive legends, to consultants and/or advisors as compensation for services rendered to the Company and settlement of payables.  The shares were valued at $0.03 per share based on the closing price of $0.03 per share for a fair market value of $225,000.

On October 1, 2007 the Company authorized issuance of 1,699,726 shares of its common stock as compensation for interest on the June 2007 convertible debentures.  The shares were valued at $0.02 per share based on the convertible debenture agreement, for a fair market value of $33,995.

In November 2006, the Company issued 7,000,000 shares as Board of Director compensation. The shares were valued at $0.02 per share based on the closing price of $0.02 per share for a fair market value of $140,000.

Warrants:   On June 11, 2007, the Company issued warrants to purchase 2,962,500 shares of common stock for services rendered in connection with convertible debentures.  These warrants vested immediately, have an exercise price of $0.02 per share and expire five years from the date of issue.

On June 11, 2007, the Company issued warrants to purchase 7,000,000 shares of common stock for services rendered in connection with convertible debentures.  These warrants vested immediately, have an exercise price of $0.03 per share and expire five years from the date of issue.

On December 28, 2006, the Company issued warrants to purchase 3,900,000 shares of common stock in connection with three bridge notes.  These warrants vested immediately, have an exercise price of $0.03 per share and expire five years from the date of issue.  The Company recorded a debt discount of $150,000 in connection with these warrants, which was amortized during 2007 as the debts were either repaid or converted into convertible debentures.

Outstanding and Exercisable Warrants

Exercise Price	Number of Shares	Remaining Contractual Life (in years)	Exercise Price times Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.02	2,962,500	4.5	$59,250		$-
$0.03	7,000,000	4.5	210,000		-
$0.03	3,900,000	4	117,000		-
$0.08	10,963,333	2.3	822,250		-
	24,825,833		$1,208,500	$0.05	$-

Warrants	Number of Shares	Weighted Average Exercise Price	Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	27,076,950	$0.13
Issued	3,900,000	0.03
Exercised	-	-
Expired / Cancelled	(8,096,950)	0.20
Outstanding at December 31, 2006	22,880,000	$0.09
Issued	9,962,500	0.03
Exercised	-	-
Expired / Cancelled	(8,016,667)	0.15
Outstanding & Exercisable at December 31, 2007	24,825,833	$0.05	3.5	$-

The Company recorded compensation expense of $220,799 in connection with warrants granted during the year ended December 31, 2007. The fair value of the warrant grants was estimated on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions for grants during the year ended December 31, 2007: expected life of warrants of 5 years, expected volatility of 157%, risk-free interest rate of 4% and no dividend yield. The weighted average fair value at the date of grant for warrants granted during the year ended December 31, 2007, approximated $.022 per warrant.

Options:    The Company adopted a long term incentive stock option plan (the "Stock Option Plan"). The Stock Option Plan provides for the issuance of 25,000,000 shares of common stock upon exercise of options which may be granted pursuant to the Stock Option Plan. As of December 31, 2007, options to purchase 23,750,000 shares were outstanding and 1,250,000 shares are available for future grants of options. The options vest as determined by the Board of Directors and are exercisable for a period of no more than 10 years.

In May 2007, the Company granted under our Long-Term Incentive Plan, an aggregate of 2,000,000 Non-Qualified Stock Options (“NQOs”).  500,000 of the NQOs were granted to each of Woody McGee, Peter Bordes and Herbert Hunt with respect to their service as members of the Board of Directors during 2007 the options vested on December 31, 2007 and expire 7 years from the date of grant.  Woody McGee did not complete the year of service and his 500,000 options expired upon his resignation date of October 12, 2007. 500,000 of the NQOs were granted to John McClure with respect to his service as a consultant for 2007 and vested on December 31, 2007.  John McClure did not complete his year of service and his 500,000 options expired upon his termination date of August 31, 2007.  All of these options were issued at an exercise price of $0.025 per share, representing the closing price of the Company’s common stock on such date.

In November 2007, the Company granted under our Long-Term Incentive Plan, an aggregate of 1,450,000 Incentive Stock Options (“ISOs”) to employees and an aggregate of 800,000 Non-Qualified Stock Options (“NQOs”) to consultants.  The options were issued at an exercise price of $0.015 per share, representing the closing price of the company’s stock on such date, vest over three years with one-third vesting on the first anniversary of employment with the Company and an additional one-third vesting on each of the following two anniversaries thereof, and they expire 7 years from the date of grant.

In November 2006, the Company granted under our Long-Term Incentive Plan, an aggregate of 12,300,000 Incentive Stock Options (“ISOs”) and an aggregate of 3,600,000 Non-Qualified Stock Options (“NQOs”).  10,000,000 of the ISOs were granted to Michael S. Wasik, the Company’s President, Chief Executive Officer and Chief Financial Officer, of which (i) 6,000,000 vested immediately and (ii) 4,000,000 vest over three years with one-third vesting on the first anniversary of Mr. Wasik’s employment with the Company and an additional one-third vesting on each of the following two anniversaries thereof.  The options were issued at an exercise price of $0.020 per share, representing the closing price of the company’s stock on such date and expire 7 years from the date of grant.  The remaining 2,300,000 incentive stock options were issued to employees.  The options were issued at an exercise price of $0.020 per share, representing the closing price of the company’s stock on such date, vest over three years with one-third vesting on the first anniversary of employment with the Company and an additional one-third vesting on each of the following two anniversaries thereof, and they expire 7 years from the date of grant.  1,000,000 of the NQOs were granted to each of Peter Bordes and Herbert Hunt with respect to their service as members of the Board of Directors during 2005 and 2006. The options were issued at an exercise price of $0.020 per share, representing the closing price of the company’s stock on such date, vested immediately, and expire 7 years from the grant date.  500,000 of the NQOs were granted to Aaron Dobrinsky with respect to his service as a member of the Board of Directors during 2006. The options were issued at an exercise price of $0.020 per share, representing the closing price of the company’s stock on such date, vested immediately, and expire 7 years from the grant date.  The remaining 1,100,000 non-qualified stock options were issued to consultants. The options were issued at an exercise price of $0.020 per share, representing the closing price of the company’s stock on such date, vest over three years with one-third vesting on the first anniversary of the grant date and an additional one-third vesting on each of the following two anniversaries thereof, and they expire 7 years from the date of grant.

Outstanding Stock Options

Exercise Price	Number of Shares	Remaining Contractual Life (in years)	Exercise Price times Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.026	1,000,000	7.75	$26,000		$-
$0.010	4,000,000	6.25	40,000		32,000
$0.100	1,000,000	2	100,000		-
$0.020	13,600,000	6	272,000		-
$0.020	900,000	0.25	18,000		-
$0.025	1,000,000	6.25	25,000		-
$0.015	2,050,000	6.75	30,750		6,150
$0.015	100,000	0.5	1,500		300
$0.015	100,000	0.25	1,500		300
	23,750,000		$514,750	$0.02	$38,750

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	8,600,000	$0.03
Granted	15,900,000	0.02
Exercised	-	-
Expired	(100,000)	-
Outstanding at December 31, 2006	24,400,000	$0.03
Granted	4,250,000	0.02
Exercised	-	-

Expired	(4,900,000)	0.02
Outstanding at December 31, 2007	23,750,000	$0.02	5.76	$-
Vested at December 31, 2007	13,333,333	$0.02	5.79	$-
Exercisable at December 31, 2007	13,333,333	$0.02	5.79	$-

1,333,333 options vested during 2007.  The fair value of these options was $37,333.

The Company recorded compensation expense of $69,148 in connection with options granted during the year ended December 31, 2007. $53,201 was recorded as deferred compensation to be expensed in future periods.  The fair value of the option grants was estimated on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions for grants during the year ended December 31, 2007: expected life of options of 7 years, expected volatility of 148%, risk-free interest rate of 4% and no dividend yield. The weighted average fair value at the date of grant for options granted during the year ended December 31, 2007, approximated $0.016 per option.

The Company recorded compensation expense of $204,848 in connection with options granted during the year ended December 31, 2006. $103,257 was recorded as deferred compensation to be expensed in future periods.  The fair value of the option grants was estimated on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions for grants during the year ended December 31, 2006: expected life of options of 5 years, expected volatility of 159%, risk-free interest rate of 4% and no dividend yield. The weighted average fair value at the date of grant for options granted during the year ended December 31, 2006, approximated $.019 per option.

Total share based compensation recorded for 2007 is $333,869 compared to total share based compensation of $204,848 for 2006.  As of December 31, 2007 we have $59,335 in deferred share based compensation to be recognized over the next three years

Roomlinx, Inc. (the Company) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commissions or any person under the federal securities laws of the United States.

Please contact Carey Schroeder at (720) 880-5102 if you have any questions regarding the information submitted in response to your comments.

Sincerely,

/s/ Michael S. Wasik
Michael S. Wasik
Chief Executive Officer